UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 1-14768

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NSTAR Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                           NSTAR

800 Boylston Street, Boston, Massachusetts 02199

NSTAR Savings Plan

For the year ended December 31, 2009

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements -

Statements of Net Assets Available for Benefits -
December 31, 2009 and 2008	4

Statement of Changes in Net Assets Available for Benefits - Plan Year Ended December 31, 2009	5

Notes to Financial Statements	6 - 15

Supplemental Schedule * -

Schedule H, Line 4i - Form 5500 - Schedule of Assets (Held at End of Year) - December 31, 2009	16

Signature	17
Exhibit Index
Exhibit No. 23 - Consent of Independent Registered Public Accounting Firm

* Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plans Committee of the NSTAR Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the NSTAR Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caturano and Company, P.C.

June 28, 2010

Boston, Massachusetts

NSTAR Savings Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2009	2008
Assets
Investments:
Registered investment company shares, at fair value	$415,751	$333,603
NSTAR Common Share Fund, at fair value	275,250	265,044
Fidelity Brokerage Link, at fair value	40,396	29,976
Participant loans	18,984	17,655

Total investments	750,381	646,278

Other assets:
Receivables -
Participants’ contributions	-	350
Employer contributions	-	109
Due from broker for securities sold	341	334

Total other assets	341	793

Net assets available for benefits	$750,722	$647,071

The accompanying notes are an integral part of these financial statements.

NSTAR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2009

(in thousands)

Additions to net assets attributed to:

Investment income:
Interest and dividends -
Registered investment company shares	$7,110
NSTAR Common Share Fund	10,415
Fidelity Brokerage Link	566
Interest on loans to participants	1,147
19,238

Net appreciation in fair value of NSTAR Common Share Fund	3,421
Net appreciation in fair value of registered investment company shares	72,733
Net appreciation in fair value of Fidelity Brokerage Link	7,673
83,827
Contributions:
Participant’s	26,376
Employer	9,083
Rollover	309
35,768

Total net additions	138,833

Deductions from net assets attributed to:

Benefits paid to participants or beneficiaries	(35,164)
Administrative expenses	(18)

Total deductions	(35,182)

Net increase in net assets available for benefits	103,651

Net assets available for benefits:

Beginning of the year	647,071

End of the year	$750,722

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Notes to Financial Statements

Year ended December 31, 2009

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the "Plan") provides only general information.  Eligible participants’ ("Participants") benefits under this Plan are determined in accordance with the Plan document.  Participants should refer to the Plan document for a more complete description of the Plan.  Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee ("the Committee") of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion.  The fiduciaries with respect to the Plan are NSTAR (“the Company”) which is the Plan Sponsor, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, the Committee, and the Trustee as defined below.  NSTAR has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties.  Members of the Executive Personnel Committee select investment fund options available to participants and generally establish policies for the Plan.  The Pension Management Committee has the responsibility to monitor the performance and operations of the Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investment assets are held in trust by Fidelity Management Trust Company ("Fidelity"), the Plan's Trustee, and Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, the record keeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee.  The Executive Personnel Committee of the Company has the responsibility to appoint and remove the Plan Trustee.

NSTAR is a holding company engaged through its subsidiaries in the energy delivery business serving approximately 1.4 million customers in Massachusetts, including approximately 1.1 million electric distribution customers in 81 communities and 300,000 natural gas distribution customers in 51 communities.  Common Shares of NSTAR are listed on the New York Stock Exchange under the trading symbol of NST.

The Plan provides retirement benefits for participating eligible employees through a program of salary-reduction contributions and limited matching employer contributions.  The Plan has been amended from time to time.  The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), as amended, and utilizes the special federal income tax deferral features of section 401(k) of the Code.

Eligibility

Active NSTAR employees who are full-time or part-time who are regularly scheduled to work at least twenty hours per week are eligible to participate in the Plan.

Contribution Policy

Participants in the Plan may contribute from 1% to 50% of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service ("IRS") limit.  Participants can change the level of their deferral contributions at any time.  The employer matching contribution feature of the Plan is discretionary.  For the Plan years ended December 31, 2009 and 2008 the contribution was equal to 50% up to the first 8% of a Participant's eligible compensation contributed into the Plan.  The matching funds are invested in the NSTAR Common Share Fund, and there are no restrictions on Participants transferring these funds to other Plan investments.

Certain participants are able to contribute up to the annual IRS limit with respect to so-called pre-tax "catch-up" contributions to the Plan.  Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 or older during the plan year, subject to certain limitations.

Participants are permitted to "roll-over" account balances from other qualified plans, subject to provisions of the Plan.

Investment Options

The Plan offers twelve investment portfolio or fund options: eight Fidelity-managed investment funds (Asset Manager 50%, Retirement Government Money Market, Retirement Money Market, Spartan 500 U.S. Equity Index, Intermediate Bond, International Discovery K, Growth Company K and Mid-Cap Stock K), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class A ("the MSI Fund"), Vanguard Windsor II Shares (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund (comprised of Company shares and a money market fund).  Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit.  Participant contributions and investment earnings remain available for Participant direction.  Participants are allowed to reallocate their investment in the NSTAR Common Share Fund to other investment options at any time.

Dividends

Participants are permitted to reinvest NSTAR common share dividends allocated to the NSTAR Common Share Fund or to receive the distribution of those dividends in cash, or both, subject to a freeze period beginning seven days prior to the date any dividend is paid.  During this seven-day period, Participants cannot change this election.  If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio and distributed annually by March 31 of the following year.

Participants' Accounts

Each Participant account is credited with its contribution and an allocation of Plan earnings (based on the Participant's account balance) and is charged with expenses, as applicable.  The Company matching contribution is invested in the NSTAR Common Share Fund that a Participant may transfer to any of the Plan's other investment options at any time.  Terminated or retired participants with vested account balances greater than $1,000 may maintain their accounts within the Plan, subject to Plan provisions.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Participant Account, Rollover Account, and Company Account.  Withdrawals from accounts are subject to IRS restrictions.

Upon termination of employment, a Participant may elect to be paid his/her account balance in a single sum or payment may be deferred until a later date but in no event later than the date he/she attains age seventy or if terminating employment after attaining age seventy, the end of the calendar year in which the Participant retires.

Participant Loans

Active employee participants in the Plan may obtain a loan from the balance in their account.  The loan may not be less than $1,000, nor exceed the lesser of $50,000 or 50% of the market value of the Participant's account.  A Participant is permitted a maximum of two outstanding loans at any one time.  Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions.  New loans are reflected as transfers out of the investment funds and both the principal and interest on the loan are repaid to the borrower's investment funds.  Interest rates on loans outstanding ranged from 3.25% to 9.5% at December 31, 2009.

Plan Termination

The Plan was established with the intent of continuing it indefinitely.  The Company reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time, subject to applicable laws.  If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances.  Distributions will be made upon Plan termination to the extent consistent with continued qualification of the Plan under the Code.  The Code places restrictions on plan termination distributions, if the employer continues to maintain another similar plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America and in accordance with the rules and regulations of ERISA.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit, as well as in some cases currency fluctuation.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Income Recognition

The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in the fund's Plan investment and is allocated daily.  Capital gain distributions are included in dividend income.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation (Depreciation) in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices.  The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants are recorded in the period payroll deductions are made from Participants.  Matching company contributions are deposited and recorded concurrent with the payroll periods.  Contributions receivable at December 31, 2008 represent amounts withheld from Participants and the corresponding matching Company contributions subsequently deposited to the Plan in the following month.  At December 31, 2009 the amounts were deposited prior to the balance sheet date and there were no contributions receivable.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Expenses

Expenses and charges incurred in the administration of the Plan are paid by the Company.  Fees related to the Fidelity Brokerage Link are deducted from Participant accounts.  Mutual fund expenses are deducted from Participant accounts.  There is no cost to a Participant to initiate a loan.

Subsequent Events

Management has reviewed subsequent events through the date of this filing and concluded that no material subsequent events have occurred that are not accounted for in the accompanying financial statements or disclosed in the accompanying notes.

C.  Summary of Plan Investments

Investments are summarized below:

(in thousands)	December 31,
	2009	2008
Registered Investment Companies, at fair value:
Fidelity Asset Manager 50% Fund *	$54,216	$42,909
Fidelity Retirement Government Money Market Portfolio *	61,041	60,033
Spartan 500 Index Advantage Fund *	87,255	69,504
Vanguard Windsor II Fund *	70,469	59,652
Fidelity International Discovery K Fund *	37,438	27,975
Other registered investment companies	105,332	73,530
	415,751	333,603

NSTAR Common Share Fund, at fair value:
NSTAR Common Shares *	272,717	262,456
Fidelity Institutional Cash Portfolio *	2,533	2,588
	275,250	265,044

Fidelity Brokerage Link, at fair value:
Registered investment companies	17,361	12,209
Common stock	13,079	8,117
Preferred stock	120	-
Rights and warrants	1	-
Corporate bonds	146	89
Government bonds	413	362
Exchange traded options	1	4
Exchange traded limited partnerships	725	359
Certificates of deposit	63	270
Money market fund	8,487	8,566
	40,396	29,976

Participant loans, at fair value	18,984	17,655

Total investments	$750,381	$646,278

*   Investments representing more than 5% of Plan assets.

    All investments listed above represent parties-in-interest to the Plan, except the securities within the     Fidelity Brokerage Link, as well as the Vanguard Windsor II Fund and the MSI Fund included in other     registered investment companies.

Net (depreciation) appreciation in the fair value of Fidelity Brokerage Link investments are as follows:

Year Ended
(in thousands)	December 31,
2009
Fidelity Brokerage Link:
Registered investment companies	$4,325
Common stock	3,299
Preferred stock	(4)
Rights and warrants	2
Corporate bonds	17
Government bonds	(34)
Exchange traded options	(26)
Exchange traded limited partnerships	94
$7,673

Note D.  Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 defines fair value and establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three levels of the fair value hierarchy defined by ASC 820 are:

Level 1 – Unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.  Financial assets utilizing Level 1 inputs include active exchange-traded equity securities.

Level 2 – Quoted prices available in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are directly observable, and inputs derived principally from market data.

Level 3 – Unobservable inputs from objective sources.  These inputs may be based on entity-specific inputs. Level 3 inputs include all inputs that do not meet the requirements of Level 1 or Level 2.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which was included in Subtopic 820-10-35 in the FASB Codification. ASC 820-10-35 provides guidance regarding how to determine whether there has been a significant decrease in the volume and level of activity for the asset or liability when compared with normal market activity for the asset or liability. In such situations, an entity may conclude that transactions or quoted prices may not be determinative of fair value, and may adjust the transactions or quoted prices to arrive at the fair value of the asset or liability. ASC 820-10-35 also requires disclosures of the breakdown of debt and equity investments by major category based on nature and risks of the investments.  This new guidance within ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and must be applied prospectively. The Plan adopted this new guidance effective for plan year 2009.

In September 2009, the FASB issued ASU No. 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12), which amends the Fair Value Measurements and Disclosures Topic of the FASB ASC to permit the use of net asset value per share, without further adjustment, to estimate the fair value of investments in investment companies that do not have readily determinable fair values. The net asset value per share must be calculated in a manner consistent with the measurement principles of the Financial Services – Investment Companies Topic of the FASB ASC and can be used by investors in investments such as hedge funds, private equity funds, venture capital funds and real estate funds. If it is probable the investment will be sold for an amount other than net asset value, the investor would be required to estimate the fair value of the investment considering all of the rights and obligations of the investment and any other market available data. In addition, the amendments require enhanced disclosure for the investments within the scope of this accounting update. The accounting guidance in ASU 2009-12 is effective for periods ending after December 15, 2009, and early adoption is permitted. The Plan adopted these amendments effective January 1, 2009. The adoption did not have an impact on the Plan’s financial statements.

The following represents the fair value hierarchy of NSTAR Savings Plan financial assets that were recognized at fair value on a recurring basis.  As required by ASC 820, financial assets are classified based on the lowest level of input that is significant to the fair value measurement.

Recurring Fair Value Measures	December 31, 2009
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Registered investment company shares at fair value:
Large Capitalization Funds:
Fidelity Growth Company K Fund	$32,128	$-	$-	$32,128
Fidelity Spartan 500 Index Advantage	87,255	-	-	87,255
Vanguard Windsor II Fund	70,469	-	-	70,469
Medium Capitalization Funds:
Fidelity Mid-Cap Stock K Fund	22,957	-	-	22,957
Small Capitalization Funds:
MS Small Company Growth Portfolio – Class A	16,737	-	-	16,737
International Funds:
Fidelity International Discovery K Fund	37,438	-	-	37,438
Balanced Funds:
Fidelity Asset Manager 50% Fund	54,216	-	-	54,216
Bond Funds:
Fidelity Intermediate Bond Fund	32,851	-	-	32,851
Short-Term Funds:
Fidelity Retirement Government Money Market	61,042	-	-	61,042
Fidelity Retirement Money Market	658	-	-	658
NSTAR Common Shares	272,717	-	-	272,717
Fidelity Institutional Cash Portfolio	-	2,533	-	2,533
Fidelity Brokerage Link
Registered investment companies	17,361	-	-	17,361
Common stock	13,079	-	-	13,079
Preferred stock	-	120	-	120
Rights and warrants	1	-	-	1
Corporate bonds	-	146	-	146
Government bonds	-	413	-	413
Exchange traded options	1	-	-	1
Exchange traded limited partnerships	725	-	-	725
Certificates of deposit	-	63	-	63
Money market funds	8,487	-	-	8,487
Participant loans	-	-	18,984	18,984
Total	$728,122	$3,275	$18,984	$750,381

Recurring Fair Value Measures	December 31, 2008
(in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Registered investment company shares at fair value:
Large Capitalization Funds:
Fidelity Growth Company Fund	$20,744	$-	$-	$20,744
Fidelity Spartan U.S. Equity Index Fund	69,504	-	-	69,504
Vanguard Windsor II Fund	59,652			59,652
Medium Capitalization Funds:
Fidelity Mid-Cap Stock Fund	14,599	-	-	14,599
Small Capitalization Funds:
Small Company Growth Portfolio – Class A	10,681	-	-	10,681
International Funds:
Fidelity International Discovery Fund	27,975	-	-	27,975
Balanced Funds:
Fidelity Asset Manager 50% Fund	42,909	-	-	42,909
Bond Funds:
Fidelity Intermediate Bond Fund	26,882	-	-	26,882
Short-Term Funds:
Fidelity Retirement Government Money Market	60,033	-	-	60,033
Fidelity Retirement Money Market	624	-	-	624
NSTAR Common Share Fund	265,044	-	-	265,044
Fidelity Brokerage Link	29,976			29,976
Participant Loans	-	-	17,655	17,655
Total	$628,623	$-	$17,655	$646,278

Fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments.  Fair value of NSTAR common shares are based on the last quoted market prices of the close of business at period end.  Fair value of other investments in the Fidelity Brokerage Link assets, including common stock, rights/warrants, exchange-traded options and exchange-traded limited partnerships are determined by quoted active-market prices where available.  These investments have all been classified as Level 1.

Certificates of deposit in the Brokerage Link and the Fidelity Institutional Cash Portfolio are valued at the balance reported by the issuing bank.  Preferred Stock, corporate and government bonds are valued based on quoted prices in non-active markets.  These investments have been classified as Level 2 as they are not traded on actively quoted markets.

Participant loans receivable are stated at the outstanding principal balance plus accrued interest, which approximates fair value.  These investments have been classified as Level 3.

(in thousands)	2009	2008
Balance, Beginning of Year	$17,655	$17,725

Net issuances and settlements	1,329	(70)

Balance, End of Year	$18,984	$17,655

E.  NSTAR Common Share Fund

Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund as of and for the year ended December 31, 2009 is as follows:

(in thousands)

Net assets, beginning of the year			$265,044
Changes in Net Assets -
Dividends and interest		$10,415
Contributions -
Participant’s	$4,061
Rollover	15
Employer	9,184
Loan Repayments	5,874	19,134
Net appreciation in fair value		3,421
Benefits paid to Participants		(12,454)
Loans to Participants		(6,194)
Interfund transfers and other		(4,116)	10,206
			$275,250

F.  Party-in-Interest Transactions

Certain Plan investments such as shares of mutual funds are managed by an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as that term is defined in section 3(14) of ERISA.  Also included in the Plan's investments are common shares of NSTAR, the Plan's sponsor, and Participant loans that also qualify as party-in-interest transactions.

G.  Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500 at December 31, 2009 and 2008:

(in thousands)	2009	2008

Net assets available for benefits per the accompanying financial statements	$750,722	$647,071

Less: Contributions receivable	-	459

Net assets available for benefits per the Form 5500	$750,722	$646,612

The following is a reconciliation of the net increase in net assets available for benefits per the accompanying financial statements to the Form 5500 for the year ended December 31, 2009:

(in thousands)

Net increase per these financial statements		$103,651

Add:	Contributions receivable at the beginning of the year	459

Less:	Contributions receivable at the end of the year	-

Net increase per the Form 5500		$104,110

H.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Committee for the Plan believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

NSTAR Savings Plan
Employee Identification Number 04-3466300
Plan Number 003
	SCHEDULE H, LINE 4i – Form 5500 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	December 31, 2009
(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
	Identity of Issuer, Borrower,	Type of	Maturity	Rate of		Maturity		Current
	Lessor or Similar Party	Investment	Date	Interest	Collateral	Value	Cost	Value
*	Fidelity Asset Manager 50% Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$ 54,216,101
*	Fidelity Retirement Government Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	61,041,411
*	Fidelity Retirement Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	658,249
*	Fidelity Spartan 500 Index Advantage	"	n/a	n/a	n/a	n/a	n/a	87,255,042
*	Fidelity Intermediate Bond Fund	"	n/a	n/a	n/a	n/a	n/a	32,850,478
*	Fidelity International Discovery K Fund	"	n/a	n/a	n/a	n/a	n/a	37,438,127
*	Fidelity Growth Company K Fund	"	n/a	n/a	n/a	n/a	n/a	32,128,484
*	Fidelity Mid-Cap Stock K Fund	"	n/a	n/a	n/a	n/a	n/a	22,956,916
	Vanguard Windsor II Fund	"	n/a	n/a	n/a	n/a	n/a	70,469,246
	Morgan Stanley Institutional Fund, Inc. -
	Small Company Growth Portfolio - Class A	"	n/a	n/a	n/a	n/a	n/a	16,737,160
								415,751,214

*	NSTAR Common Shares	Common Stock	n/a	n/a	n/a	n/a	n/a	272,716,998
*	Fidelity Institutional Cash Portfolio	Money Market Fund	n/a	n/a	n/a	n/a	n/a	2,533,147
								275,250,145

*	Fidelity Brokerage Link
	Fidelity Brokerage Link Holdings	Varies	n/a	n/a	n/a	n/a	n/a	40,395,585

*	Participant Loans	Participant Loans	varies	3.25% - 9.5%	n/a	n/a	-	18,984,465
	Total							$ 750,381,409

*	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan
Date: June 28, 2010	/s/ CHRISTINE M. CARMODY
Christine M. Carmody Senior Vice President - Human Resources and Chair of the NSTAR Retirement Plans Committee on behalf of the NSTAR Retirement Plans Committee